JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66462

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____ 1/1/20 _____ AND ENDING _____ 12/31/20 _____
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JTa Securities Management, Inc. dba Titan Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

16775 Addison Rd. Suite 202
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Amsberry

214-360-9822
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting LLC
(Name – if individual, state last, first, middle name)

325 N. St. Paul St., Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Brad Brooks_____, swear (or affirm) that, to the best of my knowledge and belief
the accompanying financial statements and supporting schedules pertaining to the firm of
__JTa Securities Management, Inc. dba Titan Securities, Inc._____, as of_December 31, 2020_, are true and
correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any
proprietary interest in any account classified solely as that of a customer, except as follows:



SARAH LOUISE LANE
Notary ID #131679487
My Commission Expires
August 10, 2022

_____
Notary Public

_____
Signature

President / CEO
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of JTa Securities Management, Inc. dba Titan Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JTa Securities Management, Inc. dba Titan Securities, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in

conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
March 31, 2021

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2020

ASSETS

Assets

Cash and cash equivalents	$ 257,771
Deposits with clearing firm	50,180
Receivables from broker dealer	138,652
Property and equipment, net of accumulated depreciation of $22,889	26,417
Other assets	29,406
Total assets	$ 502,426

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$ 87,485
Commission payable	102,852
PPP Loan	88,900
Total liabilities	279,237

Stockholders' equity

Common stock, 10,000,000 shares authorized, $.01 par value, 5,000 shares issued and outstanding	50
Additional paid-in capital	437,010
Accumulated deficit	(213,871)
Total stockholders' equity	223,189
	$ 502,426

The accompanying notes are an integral part of these financial statements.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2020

Revenues

Commissions on private placements	$ 4,183,990
Distribution fees	223,914
Commission income	296,813
Advisory fees	725,212
Gain (loss) on investments	803
Other revenue	233,660
Total Revenues	5,664,392

Expenses

Compensation and benefits	817,615
Communications	36,674
Occupancy and equipment costs	116,735
Regulatory fees and expenses	96,437
Other expenses	567,243
Commission and clearance paid other brokers	3,967,217
Total Expenses	5,601,921
Income (loss) before income taxes	62,471
Provision for income taxes (benefit)	0
Net income (loss)	$ 62,471

The accompanying notes are an integral part of these financial statements.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2020

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2019	5,000	$ 50	$ 333,010	$ (276,342)	$ 56,718
Capital contributed			104,000		104,000
Net income (loss)				62,471	62,471
Balances at December 31, 2020	5,000	$ 50	$ 437,010	$ (213,871)	$ 223,189

The accompanying notes are an integral part of these financial statements.

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities

Net income (loss)	$ 62,471
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	1,344
Change in operating assets and liabilities:	
Decrease in deposits with clearing firm	12
Increase in receivable from broker-dealer	(51,379)
Decrease in operating lease-right of use asset	15,523
Decrease in other assets	4,406
Decrease in accounts payable	(29,067)
Increase in accrued expenses	31,146
Decrease in lease liability	(15,523)
Net cash provided (used) by operating activities	18,933

Cash flows from investing activities

	--
Net cash provided (used) by investing activities	--

Cash flows from financing activities

Paycheck Protection Plan Loan	88,900
Contributed Capital	104,000
Net cash provided (used) by financing activities	192,900
Net increase in cash and cash equivalents	211,833
Cash and cash equivalents at beginning of year	45,938
Cash and cash equivalents at end of year	$ 257,771

Supplemental schedule of cash flow information

Cash paid during the year for:

Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

JTa Securities Management, Inc. dba Titan Securities ("Company"), a wholly owned subsidiary of American Capital Securities, Inc. ("Parent"), was incorporated under the laws of the State of California. The Company has one office in Addison, Texas and serves customers throughout the United States.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company operates under (SEC) Rule 15c3-3(k)(2)(ii) whereby all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of the Rule, the Company executes all of its customers' transaction on a fully disclosed basis, through an unaffiliated broker-dealer, which carries the accounts and securities of the Company's customers.

For purposes of reporting cash flows, cash equivalents are defined as short-term, highly liquid investments, with original maturities to the Company of three months or less, that are not held for sale in the ordinary course of business.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representative as determined necessary by management. The advances are generally recouped upon the following commission payable cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Property and equipment are carried at cost less accumulated depreciation. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of three to seven years.

Other receivables consist primarily of commissions receivable related to the sale of private placements and are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies, continued

From time to time the Company has cash balances in excess of federally insured limits, and as such, the amounts of cash in excess of federally insured limits may be at risk of loss in the event of insolvency of the financial institution where the funds are deposited.

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, and (d) allocate the transaction price to the performance obligation in determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved, and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenues from contracts with customer includes commissions, distribution fees, commissions on private placements, advisory fees and other miscellaneous fees earned. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied to future events.

The Company has five primary lines of business: (1) commissions (2) distribution fees, (3) commissions on private placements, (4) advisory fees, and (5) miscellaneous fees earned. Revenue from contracts with customers subject to the guidance in ASC 606 from the Company is included within the securities commissions and fees within the Statement of Operations. Commissions and fees revenue is generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount or on the trade date for trade execution services based on prevailing market prices and internal and regulatory guidelines.

1.   Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

2.   Distribution fees consist of mutual funds, insurance and annuity products. The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the

Note 1 - Summary of Significant Accounting Policies, continued

revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

3.   Commissions on private placements. Revenues are recorded when all contractual obligations have been performed and the Company is reasonably assured of their collection. The contractual obligations include securing the necessary approvals from the transfer agents and general partners on the respective transactions. Generally, revenues are due at or shortly after the close of the respective transaction, and therefore the Company does not have a significant amount of commissions receivable at the end of a reporting period.

4.   Advisory fees. The Company provides investment advisory services for its customers on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

5.   Other Miscellaneous Fees Earned. From time to time the Company performs functions for the convenience of its customers. The Company also receives fees from its vendors and suppliers to help defray certain costs associated with the Company's operations and ongoing continuing educational programs. For example, in 2020, the Company received $137,500 which was used to defray some of the costs of the Company's annual sales conference. The performance obligations are satisfied on the date the service is delivered because there are no remaining tasks which are to be performed related to the service that is delivered.

Securities owned are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The resulting difference between cost and market (or fair value) is included in income. The economic conditions which affect the Company's operations are related to the overall strength of the financial markets.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, The Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of approximately $226,718 and net capital requirements of $50,000. The Company's ratio of

Note 2 - Net Capital Requirements, continued

aggregate indebtedness to net capital was .84 to 1. The Securities and Exchange Commission permits a ratio of no greater that 15 to 1.

Note 3 - Federal Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 740. Any resulting provision or benefit for income taxes is recorded as a receivable or payable to the Parent.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Company's state and local income tax returns are subject to examination by the respective state and local authorities over various statutes of limitations, most ranging from three to five years from the date of filing.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions.

Note 5 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 35,773
Property	13,533
Less: accumulated depreciation	(22,889)
	$ 26,417

Depreciation expense for the year ended December 31, 2020 was $1,344 and is reflected in occupancy and equipment costs and other expenses.

Note 6 - Related Party Transactions

The Company and various entities are under common control and the existence of that common control creates operating results and financial position significantly different than if the companies were autonomous.

The Company earned $47,252 in commission income from the sale of interests in real estate partnerships from related entities and paid $244,144 in management fees to its Parent. These management fees are included in other expenses.

Note 7 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2020, management of the Company has not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company is a defendant in a proceeding initiated by FINRA. During the year, an arbitration panel granted FINRA a fine against the firm in the amount of $79,658 which has been recorded in accrued expenses. FINRA appealed this finding. The appeal hearing was held in October 2020. No decision has been rendered as of the date of audit issuance.

Note 8 – Paycheck Protection Plan ("PPP") Loan

The Company received loan proceeds in the amount of approximately $88,900 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company used these proceeds for purposes consistent with the PPP. The Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan and has applied for loan forgiveness.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2020

Schedule I

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 223,189
Add:		
Other deductions or allowable credits – PPP Loan forgivable portion		88,900
Total capital and allowable subordinated liabilities		$ 312,089
Deductions and/or charges		
Less non-allowable assets:		
Excess of commission receivable over payable	$ (34,505)	
Property and equipment, net	(26,417)	
Other assets	(24,449)	
	(85,371)	
Net capital before haircuts on securities positions		$ 226,718
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2))		
Other securities		--
Net Capital		$226,718

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable	$ 87,485
Commission payable	102,852
Total aggregate indebtedness	$ 190,337

Schedule I (continued)

JTa SECURITIES MANAGEMENT, INC.
dba TITAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2020

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	12,689
Minimum dollar net capital requirement of reporting broker or dealer	$50,000
Net capital requirement (greater of above two minimum requirement amounts)	$50,000
Net capital in excess of required minimum	$176,718
Ratio: Aggregate indebtedness to net capital	.84 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital as reported in the Company's unaudited Focus report	$199,421
Decrease in non-allowable portion of commissions receivable	27,297
Net capital per audited report	$226,718

On Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2020

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of JTa Securities Management, Inc. dba Titan Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which JTa Securities Management, Inc. dba Titan Securities, Inc. (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to acting as a mutual fund retailer, acting as a broker or dealer selling variable life insurance or annuities, solicitor of time deposits in a financial institution, providing investment advisory services, acting as a broker or dealer selling tax shelters or limited partnerships in primary distributions and acting as a broker or dealer selling interests in mortgages or other receivables; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to acting as a mutual fund retailer, acting as a broker or dealer selling variable life insurance or annuities, solicitor of time deposits in a financial institution, providing investment advisory services, acting as a broker or dealer selling tax shelters or limited partnerships in primary distributions, the private placement of securities and other – operating hedge funds and REITs and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Hartgraves Accounting & Consulting, LLC

Dallas, TX
March 31, 2021





TITAN SECURITIES
Investments Investment Banking Insurance

JTa Securities Management, Inc. dba Titan Securities, Inc. Exemption Report

JTa Securities Management, Inc. dba Titan Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) underwriter or selling group participant (2) acting as a mutual fund retailer (3) broker or dealer selling variable life insurance or annuities (4) solicitor of time deposits in a financial institution (5) investment advisory services (6) broker or dealer selling tax shelters or limited partnerships in primary distributions (7) private placements of securities (8) Other – Hedge Funds, REITs.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Brad Brooks, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

CEO
Date of Report: March 29, 2021

16775 Addison Rd. Suite 525, Addison, TX 75001
972-980-5920 Telephone 800-520-7103 Toll Free
Member FINRA; SIPC

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2020

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors of
JTa Securities Management, Inc. dba Titan Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by JTa Securities Management, Inc. dba Titan Securities, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2020, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2020, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
March 31, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*33*******2271*********************MIXED AADC 220
66462 FINRA DEC
JTA SECURITIES MANAGEMENT INC
TITAN SECURITIES
16775 ADDISON RD STE 525
ADDISON, TX 75001-5123

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

___

2. A.	General Assessment (item 2e from page 2)	$ 7648
B.	Less payment made with SIPC-6 filed (exclude interest) 8-19-2020 #2878 Date Paid	(3427)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	4221
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 4221

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 4221

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

___

___

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

___
(Name of Corporation, Partnership or other organization)

___
(Authorized Signature)

Dated the ____ day of ______________, 20____.

___
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5662,788

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   223,597

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   202856

(4) Reimbursements for postage in connection with proxy solicitation.   0

(5) Net gain from securities in investment accounts.   0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Sponsorship Income   137,500

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 7

Enter the greater of line (i) or (ii)   7

Total deductions   563,960

2d. SIPC Net Operating Revenues $ 5098,828

2e. General Assessment @ .0015 $ 7648

(to page 1, line 2.A.)

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